Exhibit 97
POLICY RELATING TO RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

ILLINOIS TOOL WORKS INC.

EXECUTIVE COMPENSATION RECOVERY POLICY

1.Purpose. Illinois Tool Works Inc. (together with each entity that is directly or indirectly controlled by it, the “Company”) adopted this Compensation Recovery Policy (this “Policy”) to provide for the recoupment of certain incentive compensation pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated thereunder, and Section 303A.14 of the New York Stock Exchange Listed Company Manual (collectively, the “Dodd-Frank Rules”). This Policy supersedes and replaces the Company’s previous Compensation Recovery Policy.

2.Administration. This Policy shall be administered by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”). Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.

3.Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

a.“Accounting Restatement” shall mean an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

b.“Clawback Eligible Incentive Compensation” shall mean Incentive-Based Compensation Received by a Covered Executive (i) on or after the October 2, 2023 (the “Effective Date”), (ii) after beginning service as a Covered Executive, (iii) if such individual served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation (irrespective of whether such individual continued to serve as a Covered Executive upon or following the Restatement Trigger Date), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.

c.“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Trigger Date.

d.“Code” shall mean the Internal Revenue Code of 1986, as amended.

e.“Covered Executive” shall mean any current or former “executive officer” of the Company as defined under the Dodd-Frank Rules, and, for the avoidance of doubt, includes each individual identified as an executive officer of the Company in accordance with Item 401(b) of Regulation S-K under the Exchange Act.

f.“Erroneously Awarded Compensation” shall mean the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. With respect to any compensation plan or program that takes into account Incentive-Based Compensation, the amount contributed to a notional account that exceeds the amount that otherwise would have been contributed had it been determined based on the restated amount, computed without regard to any taxes paid, shall be considered Erroneously Awarded Compensation, along with earnings accrued on that notional amount.

Exhibit 97
g.“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission (“SEC”) in order to be considered a Financial Reporting Measure.

h.“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

i.“Received” shall mean the deemed receipt of Incentive-Based Compensation, which shall occur in the Company’s fiscal period during which the Financial Reporting Measure specified in the applicable Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period.

j.“Restatement Trigger Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

4.Recoupment of Erroneously Awarded Compensation. Upon the occurrence of a Restatement Trigger Date, the Company shall recoup Erroneously Awarded Compensation reasonably promptly, in the manner described below. For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation under this Policy is not dependent on the filing of restated financial statements following the Restatement Trigger Date.

a.Process. The Compensation Committee shall use the following process for recoupment:

i.First, the Compensation Committee will determine the amount of any Erroneously Awarded Compensation for each Covered Executive in connection with such Accounting Restatement. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Compensation Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Company shall provide documentation of such reasonable estimate to the New York Stock Exchange (“NYSE”)).

ii.Second, the Compensation Committee will provide each affected Covered Executive with a written notice stating the amount of the Erroneously Awarded Compensation, a demand for recoupment, and the means of recoupment that the Company will accept.

b.Means of Recoupment. The Compensation Committee shall have discretion to determine the appropriate means of recoupment of Erroneously Awarded Compensation, which may include without limitation: (i) recoupment of cash or shares of Company stock, (ii) forfeiture of any unvested cash or equity awards (including those subject to service-based and/or performance-based vesting conditions), (iii) cancellation of any outstanding vested cash or equity awards (including those for which service-based and/or performance-based vesting conditions have been satisfied), (iv) cancellation or offset against any planned future cash or equity awards, (v) to the extent consistent with Section 409A of the Code (“Section 409A”), offset of other amounts owed to the Covered Executive or forfeiture of deferred compensation, (vi) reduction of future compensation otherwise payable to the Covered Executive, and (vii) any other remedial or recovery action permitted by law or contract. Notwithstanding the foregoing, the Company makes

Exhibit 97
no guarantee as to the treatment of such amounts under Section 409A, and shall have no liability with respect thereto. Except as set forth in Section 4(d) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder.

c.Failure to Repay. To the extent that a Covered Executive fails to repay all Erroneously Awarded Compensation to the Company when due (as determined in accordance with Section 4(a) above), the Company shall take all actions reasonable and appropriate to recoup such Erroneously Awarded Compensation from the applicable Covered Executive. The Compensation Committee may, in its sole discretion, require the applicable Covered Executive to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recouping such Erroneously Awarded Compensation, and such determination shall be final and binding.

d.Exceptions. Notwithstanding anything herein to the contrary, the Company shall not be required to recoup Erroneously Awarded Compensation if one of the following conditions is met and the Compensation Committee determines that recoupment would be impracticable:

i.The direct expense paid to a third party to assist in enforcing this Policy against a Covered Executive would exceed the amount to be recouped, after the Company has made a reasonable attempt to recoup the applicable Erroneously Awarded Compensation, documented such attempts, and provided such documentation to NYSE;

ii.Recoupment would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recoup any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has provided to NYSE an opinion of home country counsel, acceptable to NYSE, that recoupment would result in such a violation; or

iii.Recoupment would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code and regulations thereunder.

5.Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the Dodd-Frank Rules.

6.Prohibition on Indemnification of Covered Executive. The Company shall not indemnify any current or former Covered Executive against (i) the loss of any Erroneously Awarded Compensation that is recouped pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. The Company may not pay or reimburse any Covered Executive for the cost of third-party insurance purchased by a Covered Executive to fund potential recoupment obligations under this Policy.

7.Acknowledgment. Each Covered Executive shall be required to sign and return to the Company the acknowledgment form attached hereto as Exhibit A, pursuant to which such Covered Executive will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Covered Executive will be fully bound by, and must comply with, the Policy, whether or not such Covered Executive has executed and returned such acknowledgment form to the Company.

8.Interpretation. The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Compensation Committee intends that this Policy be interpreted consistent with the Dodd-Frank Rules.

9.Effective Date and Retroactive Application. The Policy shall be effective as of the Effective Date, provided that amounts approved, awarded, or granted (but not yet Received) prior to the Effective Date shall be subject to recoupment in accordance with this Policy.

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10.Amendment; Termination. The Compensation Committee may amend or terminate all or any portion of this Policy from time to time in its discretion, including as and when it determines that it is legally required to do so by any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.

11.Other Recoupment Rights; Company Claims. The Compensation Committee intends that this Policy be applied to the fullest extent of the law. The Compensation Committee may require that any employment agreement, equity award agreement, compensatory plan, or other compensatory agreement or arrangement entered into on or after the Effective Date be conditioned upon the Covered Executive’s agreement to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law, regulation or rule, or any other policy of the Company or any employment agreement, equity award agreement, compensatory plan, or other compensatory arrangement applicable to a Covered Executive, or otherwise. Notwithstanding the foregoing, there shall be no duplication of recovery of the same Erroneously Awarded Compensation unless required by applicable law. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

12.Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit 97
Exhibit A

ILLINOIS TOOL WORKS INC.
EXECUTIVE COMPENSATION RECOVERY POLICY

ACKNOWLEDGEMENT FORM

The Compensation Committee (the “Compensation Committee”) of the Board of Directors of Illinois Tool Works Inc. (the “Company”) has adopted the Illinois Tool Works Inc. Compensation Recovery Policy (as may be amended, restated or otherwise modified from time to time, the “Policy”). Capitalized terms used but not otherwise defined in this Acknowledgement Form shall have the meanings ascribed to such terms in the Policy.

I acknowledge and confirm that I have received and reviewed a copy of the Policy. I further acknowledge and agree that I am subject to the Policy both during and after my employment with the Company. In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party or the terms of any compensation plan, program or agreement, the terms of the Policy shall govern. Further, I agree to abide by the terms of the Policy, including, without limitation, by promptly returning any Erroneously Awarded Compensation to the Company to the extent required by the Compensation Committee in its sole discretion.